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March 26, 2021

VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:     Jan Woo

Re:    Kaltura, Inc.
Registration Statement on Form S-1
Filed March 23, 2021
File No. 333-253699

Ladies and Gentlemen:
On behalf of Kaltura, Inc. (the “Company”), we are hereby filing an amendment (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1, which was previously filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2021 (“Amendment No. 1” and, as the same may be amended from time to time, the “Registration Statement”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on March 24, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Amendment No. 2, which have been marked to show changes from Amendment No. 1, as well as a copy of this letter.
For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

March 26, 2021 Page 2

Amendment No. 1 to Form S-1

Prospectus Summary, page 1
1.Please provide a summary of the transactions with the Special Situations Investing Group II, LLC, an affiliate of Goldman Sachs & Co., in connection with this offering. In this regard, discuss the terms of the GS Warrant, the conversion of the Series F convertible preferred stock, and certain cash payments that you will be required to make if the actual initial public offering price is less than or equal to the midpoint of the price range. Further, tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121 as a result of these transactions.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 14 to include a discussion regarding the GS Warrant, the conversion of the Company's Series F convertible preferred stock and the cash payments the Company expects to be required to make to SSIG if the actual initial public offering price is less than or equal to the midpoint of the price range, with a cross-reference to the more fulsome discussion of these matters in the “Certain Relationships and Related Party Transactions” section of the prospectus. In response to the Staff's comment, the Company has also revised the disclosure on page 154 to disclose the amount of the aggregate cash payments the Company expects SSIG will be required to make to the Company if the actual initial public offering price is greater than the midpoint of the price range. In addition, the Company has revised the disclosure on pages 11 and 178 to indicate that BofA Securities, Inc. is acting as qualified independent underwriter in connection with this offering.
* * *
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1623 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin J. Cohen

Benjamin J. Cohen
of LATHAM & WATKINS LLP

cc:    (via email)
Ron Yekutiel, Chairman and Chief Executive Officer, Kaltura, Inc.
Yaron Garmazi, Chief Financial Officer, Kaltura, Inc.
Michal Tsur, President and Chief Marketing Officer, Kaltura, Inc.
Byron Kahr, Esq., General Counsel, Kaltura, Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Joshua G. Kiernan, Esq., Latham & Watkins LLP
Nitzan Hirsch-Falk, H-F & Co.

March 26, 2021 Page 3
Yuval Oren, H-F & Co.
Michael Kaplan, Esq., Davis Polk & Wardwell LLP
Emily Roberts, Esq., Davis Polk & Wardwell LLP
Shachar Hadar, Meitar | Law Offices
Elad Ziv, Meitar | Law Offices
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